UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

MoSys, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

619718307

(CUSIP Number)

Milton C, Ault III

AULT GLOBAL Holdings, Inc.

11411 Southern Highlands Parkway, Suite 240

Las Vegas, NV 89141

(949) 444-5464

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 18, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 619718307

1	NAME OF REPORTING PERSONS Ault Global Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 144,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 144,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 144,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.40%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 619718307

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned on January 16, 2021 (the “Schedule 13D”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein. As a result of an increase in the outstanding Shares of the Issuer from 3,553,184 as of November 20, 2020 as reported in the Issuer’s Form 10-Q for the nine months ended September 30,2020 to 6,006,484 Shares outstanding as described below, the Reporting Person ceased to beneficially own more than 5% of the outstanding Shares.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by AGH as reported on the Schedule 13D were purchased with working capital in open market purchases. AGH expended an aggregate of $583,375.95 for the purchase of the Shares.

The Shares disposed of by AGH as reported on this Amendment No. 3 reduced AGH’s aggregate expenditures by $257,321.80. Consequently, as of the date of this Amendment No. 3, AGH has expended an aggregate of $326,054.15 for the purchase of the Shares.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person herein is based upon 6,006,484 Shares outstanding, which is the total number of Shares outstanding as of the completion of the offering of the Shares referred to in the Issuer’s Prospectus Supplement (to Prospectus dated December 3, 2020, Registration No. 333-250936), filed with the Securities and Exchange Commission on February 18, 2021.

(a)	As of the close of business on March 1, 2021, the Reporting Person directly beneficially owned 144,000 Shares.

Percentage: Approximately 2.40%

(b)	1. Sole power to vote or direct vote: 144,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 144,000
4. Shared power to dispose or direct the disposition: 0

(c)	The Reporting Person has not entered into any transactions in the Shares during the past sixty days except for the open market purchases conducted by its wholly owned subsidiary Digital Power Lending, LLC set forth below.

Digital Power Lending, LLC

Digital Power Lending, a wholly owned subsidiary of the Reporting Person, engaged in the following transactions in the Shares since February 26, 2021:

Date	Transaction	Quantity	Weighted Average Price
3-01-21	Sale	700	$5.51
3-02-21	Purchase	200	$5.15
3-02-21	Sale	50,495	$5.04

CUSIP No. 619718307

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	As of February 18, 2021, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

CUSIP No. 619718307

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:    March 3, 2021

AULT GLOBAL HOLDINGS, INC.

By:	/s/ Milton C. Ault III
Milton C. Ault III Executive Chairman